EXHIBIT 21

SUBSIDIARIES OF QUANEX CORPORATION	STATE OF INCORPORATION
Quanex Bar, Inc.	Delaware
Quanex Steel, Inc.	Delaware
Quanex Health Management Company, Inc.	Delaware
Quanex Solutions, Inc.	Delaware
Quanex Building Products Corporation	Delaware
Quanex Building Products LLC	Delaware
Nichols Aluminum, Inc.	Delaware
Nichols Aluminum-Alabama, Inc.	Delaware
Quanex Homeshield, Inc.	Delaware
Imperial Products, Inc.	Delaware
Colonial Craft, Inc.	Delaware
Mikron Industries, Inc.	Washington
Mikron Washington, LLC	Washington
TruSeal Technologies, Inc.	Delaware
Besten Equipment, Inc.	Delaware
MACSTEEL Atmosphere Annealling, Inc.	Delaware
MACSTEEL Monroe, Inc.	Delaware